

Corporate History and Summary



The Craft Of Brewing Brewery (TC
The Craft Of Brewing Brewery (TCOB) & BOP
4.8 ★★★★★ (125)
Brewery
Generator Supercenter of Virginia
Ashburn Crossing Dr
Loudoun County Pkwy
CIS Mobile
The Craft Of Brewing Brewery (TCOB) & BOP
25 min drive · home

DET Enterprises, Inc. is a Virginia C-corporation operating under the trade name The Craft of Brewing (TCOB). The business was legally established in mid 2014, focused on procurement of operating licenses (federal, state and local) and establishment of the physical premises in Ashburn, VA. The Craft of Brewing opened doors for customers in March 2018 with an expectation to build brand, develop the market and turn profitable within a 3-year time window. The company is a family run (veteran-managed and owned, female and minority owned) business with nearly $1.25M invested to date. To date, the business has served over 12,000 unique customers and on any given day the establishment entertains approximately 66% new customers. The brewhouse and taproom itself are unique compared to other breweries in the market, situated in a fairly open 10,000 sq ft facility featuring a 20-tap self-service tap wall, 14 taps in a traditional bar, two seating and gaming areas and over a dozen kettles available for consumer/home brewer use in the BOP. the open environment enables consumers in the front taproom to view the microbrewery and BOP with ease.

The company focuses on several key areas: 1) a microbrewery with onsite production and sales (including onsite taproom, to-go and direct to consumer sales and distribution); 2) a brew-on-premise (BOP) enabling consumers to “rent” smaller pilot brew systems and brew their own beer in our facilities; 3) homebrew supplies and ingredients; 4) retail merchandise. Over the past two and a half years, TCOB has brewed over 150 recipes of our won and several hundred more in our BOP operation. Part of the vision is to enable homebrewers to brew fan favorite recipes that we can label and scale into our brewery production and as such we had 3 such beers that were transitioned across BOP into the brewery. While bringing a new brand into a new market is tough, the company has accomplished a lot in developing a presence, creating a following and building a reputation with customers.





















LATEST REVIEWS
4.8
125 Reviews
Dawn Merritt
5 weeks ago
Brewed our own beer (with lots of help) and learned a lot about the brewing process. Enjoyed their wide range of beers... More
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6. The Craft of Brewing
38
$$ • Breweries
Delivery
(703) 687-3932
21140 Ashburn Crossing Dr
" a warehouse like some other breweries. They also have a lot of different beers so you can come with friends who have different tastes." more

4.9 out of 5
Based on the opinion of 37 people
Insights
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Last 28 days : Oct 28 - Nov 24
People Reached
7,969
51%
Post Engagements
386
34%

The Craft Of Brewing
Ashburn, VA United States
Nano Brewery
TOTAL
6,617
UNIQUE
1,479
MONTHLY
83
YOU
0
(3.44)
5,693 Ratings
197 Beers
At the TCOB Brewery, we have 34 taps of our own creations - 20 self-serve and 14 beh Show More
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The Brewhouse: The microbrewery is essentially run by 5 HL brewer (approximately 4 BBL) with a total fermentation capacity of 135.9 BBL. Additionally the smaller pilot systems enable scale and growth of recipes that don't carry the same volume production needs.

- Brew House 5hl
  - Weekly Brewing Capacity 25 BBL
- 1 BBL Pilot Brew House
  - Weekly Brewing Capacity 6 BBL
- (10) 50L Brew Kettle
  - Weekly Brewing Capacity
- (5) 20L Brew Kettles
  - Weekly Brewing Capacity
- (5) 10L Brew Kettles

- Seven 5hl Fermenters = 29.35 BBL
- One 10hl Fermenter = 6.28 BBL
- Two 5 BBL Unitanks = 10 BBL
- Two 10 BBL Unitanks = 20 BBL
- One 5 BBL Brite Tank = 5 BBL
- One 2 BBL Unitank = 2 BBL
- One 1 BBL Unitank = 1 BBL
- Five 200L Fermenter 10hl or 6.28 BBL
- One 5 BBL Fermenter (Cider) = 5 BBL
- (80) 60L Fermenters = 4.8 hl = 40.2 BBL
- (80) 30L Fermenters = 2.4 hl or 20 BBL
- (50) 12L Fermenters = 6 hl or 5 BBL
- Six Jim Beam Wooden Ageing Barrels = 6 BBL

Market Dynamics:

Loudoun County, VA has been ranked as the #1 county for the past 11 years for highest household income in the United States. Over the past several years, due to new regulations enabling the growth of craft brewing, the county has taken a very proactive approach to enabling an accelerated growth of brewing and has fostered a travel/tourism industry around brewing to complement the local winery industry. The LoCo Ale Trail showed below is one such example of the expansion and commitment by the county related to this industry.





Visit LOUDOUN
LoCo VIRGINIA ALE TRAIL
VISIT LOCOALETRAIL.COM
VIRGINIA IS FOR CRAFT BEER LOVERS

VIRGINIA
FIND A BREWERY
STATE LAWS
290
Craft Breweries
4.6
Breweries per Capita*
ECONOMIC IMPACT (2019)
1,866
Million Economic Impact
295.9
Impact per Capita
PRODUCTION
344,972
Barrels of Craft Beer Produced per Year
1.7
Gallons per 21+ Adult
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
2011
2012
2013
2014
2015
2016
2017
2018
2019

Post-pandemic outlook: While the independent craft beer market was estimated at over $29B in 2019, the downturn related to COVID-19, largely hitting taproom and other on-premise sales. Many agencies such as the Virginia ABC, are helping breweries establish alternative paths with direct to consumer delivery and shipping service. According to the Beverage Industry reports, "Despite the financial uncertainty, craft entrepreneurs still are entering the industry. As of June 30, 2019, the BA reported that there were 7,480 Independent craft brewers in the United States, which was up from 6,464 craft breweries in 2018." The past year continued to see growth putting the current total at over 8,400. For TCOB, this uncertainty is accelerating plans related to distribution and canning. In August 2020, TOCB launched with Craft and a new local distributor focused on smaller breweries. While still small, we have seen a steady volume increase in distribution and are focused on accelerating production in kegs and cans to support distribution and direct to consumer shipping.









DRINKTANKS
TCOB BREWERY

TCOB BREWERY


Financial Summary and Opportunity:

Amidst COVID-19, TCOB has been working through available assistance to include the Federal Government's response with PPP and EIDL loans. Those loans enabled critical cash flow management while the company was fully shut down in compliance with state regulations. As we move through 2020 into 2021, the uncertainty around partial or full shut downs remains a concerns and creates pressure on cash flow. We continue to operate under constraints around capacity and gatherings. As a result, forecast earnings for 2020 will likely be 40% lower than earnings in 2019 shifting the prior expectation on being profitable to the right and requiring a focus on sustainability and cash preservation while shifting more aggressively to distribution.

TCOB is looking for investment capital to not only close the gap related COVID-19 but also to accelerate paths to revenue that are less contingent on consumers physically in the taproom. The graphs below provide a snapshot outlook on the current finances. Differences in prior year expenses are largely driven by startup investment and depreciation expenses. Income this year is not set to carry or accelerate the same curve as the prior year due to COVID-19.



Modeling a similar major constraint on revenue and operations through spring-early summer of next year with a mixed investment strategy to include crowdfunding, funding from existing investors/founders and additional COVID-related forgivable loans and grants (modeled with $1M infused into the business) enables the accelerated growth required to get to profitable growth in 4-5 years.



With the aggregate combintion of investment (direct investment, revenue-based crowdfunding and debt financing), TCOB will be positioned for in distribution (regional and interstate), direct -to-consumer shipping, and in-house limited restaurant/fod options when COVID-19 restrictions are fully lifted.